Exhibit 99.1

Dale Corman To Retire as Executive Chairman of Western Copper and Gold

VANCOUVER, BC, June 28, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces that Dale Corman, Founder of Western Copper and Gold and Executive Chairman of the Company's Board of Directors, has informed the Board that he will retire as of June 30, 2021.

The Board has appointed Ken Williamson to act as Interim Chairman, and the Board has begun the process of finding a permanent replacement for Mr. Corman. Mr. Williamson has been a director of Western since 2019. He has over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson is a member of the Professional Engineers of Ontario.

Francis Dale Corman, who grew up in the Niagara Peninsula of Ontario, received a B.S. in geology in 1961 from Rensselaer Polytechnic Institute in Troy, New York, and obtained Professional Engineer status in Ontario in 1972. Mr. Corman worked as a mining analyst and investment banker in the early 1960s, until 1968 when he joined the Harbinson Mining Group as a senior officer. Mr. Corman was involved in the discovery and development of the Durham antimony mine in New Brunswick and the NBU copper-zinc deposit in Northwest Ontario. In 1977, Mr. Corman moved to San Francisco where he participated in the exploration and development of the Roosevelt Geothermal Field in Southwest Utah.

In 1995, Mr. Corman merged his exploration company with Western Copper Holdings, a subsidiary of Teck Corporation, where he became President. In 1998, Western Copper Holdings and Teck discovered the San Nicholas massive sulfide deposit in Central Mexico. In the early 2000s, Western Copper Holdings acquired all of Kennecott's exploration properties in Mexico, including an early stage exploration project named Peñasquito which soon became the main focus of the company. In 2006, Western Copper Holdings (renamed Western Silver) was acquired by Glamis Gold for $1.3 billion and, later that year, Glamis Gold and Goldcorp (now Newmont Corporation) merged. Peñasquito was brought into production in 2010 and today is one of Newmont Corporation's flagship assets. Concurrently with the acquisition by Glamis Gold, Western Copper Corporation was spun out, being renamed Western Copper and Gold Corporation in 2011. Today, Western owns the Casino Project in the Yukon, which is one of the world's largest copper-gold deposits and is slated to become Canada's premier copper-gold mine.  The Company recently announced Rio Tinto Canada as a strategic investor.

In honour of Mr. Corman's great contributions to mining over the past several decades, the Company's Board of Directors is pleased to share that it will be contributing an initial $150,000 to an annual scholarship in Mr. Corman's name to help students in the Yukon acquire degrees in Engineering and Science.

"Over the last 50 years, I have met and worked with a group of extraordinary people who have dedicated their lives to the mining industry," said Mr. Corman. "The decision to retire was not an easy one for me to make. I am now looking forward to a less stressful life on the sunny coast of British Columbia. I am extremely honoured that the Board of Directors have chosen to initially fund in my name a scholarship to help students in the Yukon to acquire degrees in Engineering and Science. It is my hope that this fund will grow along with the development of the Casino Project and become a major contributor to the education of students in the Yukon."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, expected to become Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Kenneth Williamson"

Kenneth Williamson
Director and Interim Chairman
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to finding a permanent replacement for Mr. Corman, the initial contribution of $150,000 to the scholarship to be set up in Mr. Corman's name and the Casino Project being slated to become Canada's premier copper-gold mine. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:07e 28-JUN-21